SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2011

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

206 Jungja-dong

Bundang-gu, Sungnam

Kyunggi-do

463-711

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:	May 6, 2011
KT Corporation

By:	/s/ Thomas Bum Joon Kim
Name: Thomas Bum Joon Kim
Title: Managing Director

By:	/s/ Young Jin Kim
Name: Young Jin Kim
Title: Director

Disposition of Securities of Other Corporations

1. Details of the Issuer of the Securities	Name of company	New Telephone Company Inc.
Relationship to KT Corporation	Subsidiary
Total number of issued shares	6,639,492
Main business	Telecommunication
2. Details of Disposal	Number of shares to be disposed	5,309,189
Shareholding ratio before disposition (%)	79.96
Disposition amount (KRW)	371,915,400,000
Number of shares holding after disposition	0
Shareholding ratio after disposition (%)	0
3. Reason of Disposition	Disposition with management premium
4. Date of Board of Directors’ Resolution of KT Corporation (Decision Date)	May 4, 2011
• Attendance of outside directors	Present	6	Absent	2
• Attendance of the members of the Audit Committee	Present	4

	•	KT has disposed all of its NTC shares that it held.

	•	New Telephone Company(NTC) is a mobile telecommunication company based in Maritime Province in Russia.

	•	Paid-in capital amount of NTC is 576,480,003 RUB.

5. Others	•	Disposition amount above is calculated by converting the selling price of 346 million USD to KRW at the exchange rate (1,074.90 Won/USD) by the Korean Exchange Bank on May 4, 2011.

	•	Disposition amount may vary according to the RUB/USD exchange rate on the disposition date.

	•	The disposition date is expected in June 2011. However, it may alter.